SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  May 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: May 11, 2007

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

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EXHIBIT INDEX

Exhibit

Description

1.

News Release, 7 May 2007 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta

T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

May 7, 2007	Trading Symbol: TSXV: VVV

JURISDICTIONAL HEARING DELAYED FOR PROCEDURAL REASONS

CALGARY, ALBERTA: Vannessa Ventures Ltd. (the “Company”) announces that the jurisdictional hearing in its international arbitration against Venezuela regarding the Las Cristinas project has been delayed for procedural reasons.  Both the President of the three-arbitrator panel and Venezuela's appointee to the panel resigned from the panel at the opening of the hearing in London, England this morning for reasons unrelated to the merits of the dispute.  A date will be set to continue the hearing following the appointment of replacement arbitrators.

John Morgan, President
VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”